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                                                                     EXHIBIT 8.1

                               [R&G Letterhead]


                                     October 24, 1996



Cabletron Systems, Inc.
35 Industrial Way
Rochester, NH 03867

Ladies and Gentlemen:

     We have acted as counsel to Cabletron Systems, Inc., a Delaware corporation ("Cabletron"), in connection with the contemplated merger under the laws of the State of Delaware (the "Merger") of Cabletron Merger, Inc. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Cabletron, with and into Netlink, Inc., a Delaware corporation ("Netlink") pursuant to an Agreement and Plan of Merger dated as of September 26, 1996, as amended (the "Merger Agreement") by and among Cabletron, Merger Sub and Netlink. The delivery of an opinion on the Effective Time, substantially to the effect and in substantially the form set forth below, is a condition to the Merger pursuant to Section 6.2(e) of the Merger Agreement. All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Merger Agreement.

     In rendering this opinion, we have examined and relied upon (without any independent investigation or review thereof) the accuracy and completeness of the facts, information, covenants and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the Registration Statement on Form S-4 filed by Cabletron with the Securities and Exchange Commission (which contains a Proxy Statement/Prospectus) (the "Registration Statement"), and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have relied upon certain statements and representations made by executives of Cabletron and Netlink, and representations made by certain shareholders of Netlink, as well as other statements, representations and assumptions. Our opinion is conditioned on, among other things, the initial and continuing accuracy of such facts, information, covenants, representations and assumptions.

     In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic
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Cabletron Systems, Inc.            -2-                   October __, 1996



copies, the authenticity of the originals of such documents and that there has been (or will be by the Effective Time of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to effectiveness thereof. We have assumed that the Merger will be consummated pursuant to applicable state law in accordance with the Merger Agreement and as described in the Registration Statement. We have also assumed that any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification. As to all matters in which a person or entity making a representation referred to above has represented that such person or entity either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding or agreement.

     Of particular importance is our reliance upon the truth and accuracy of representations made by certain Netlink shareholders holding 1% or more of the outstanding Netlink stock that each such shareholder has no current plan or intention to sell or otherwise dispose (by short sale or otherwise) of Cabletron shares it receives in the Merger, and the representation by Netlink management that, to the best of its knowledge, there is no plan or intention on the part of the shareholders that would reduce the Netlink shareholders' ownership of Cabletron stock to a number of shares having a value, as of the Effective Time of the Merger, of less than 50% of the value of all of the formerly outstanding stock of Netlink immediately prior to the Merger. We rely on these representations in concluding that the Merger meets the "continuity of interest" requirement for reorganization treatment under Section 368(a) of the Code. To satisfy this requirement, Netlink shareholders must not, pursuant to a plan or intent existing at or prior to the Merger, dispose of or transfer so much of either (i) their Netlink stock in anticipation of the Merger (including upon exercise of dissenters' rights) or (ii) Cabletron shares received in the Merger, such that Netlink shareholders as a group would no longer hold, after the Merger, Cabletron shares having a value equal to a percentage of the value of total outstanding Netlink stock prior to the Merger, that represents a significant equity interest. Although the precise percentage of stock that constitutes a significant equity interest in an enterprise is uncertain, the Internal Revenue Service has published a revenue procedure indicating that the Internal Revenue Service would issue a ruling that 50% continuity meets this requirement.

     Based on our examination of the foregoing items and subject to the assumptions, exceptions, limitations and qualifications set forth herein, we are of the opinion that for federal income tax purposes, the Merger will constitute a "reorganization" as defined in Section 368(a) of the Code.

     In addition to the assumptions set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below.
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Cabletron Systems, Inc.              -3-                    October __, 1996

     This opinion represents and is based upon our best judgment regarding the application of federal income tax laws arising under the Code, Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. Our opinion is not binding upon the Internal Revenue Service or the courts, and the Internal Revenue Service is not precluded from successfully asserting a contrary position. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A change in the authorities upon which our opinion is based could affect our conclusion.

     Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transactions related thereto. We undertake no responsibility to update this opinion for changes in the law or relevant facts subsequent to the date of this letter. This opinion is solely for your benefit and is not to be used, circulated, quoted or otherwise referred to for any purpose without our express written permission.

     In the event any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.


                                 Very truly yours,



                                 ROPES & GRAY